UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of                     September                               , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
INVITATION

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date September 4, 2008	By	/s/ Harsya Denny Suryo
(Signature) Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
INVITATION
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS 2008
The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Bandung (hereinafter referred to as “the Company”), hereby invites shareholders of the Company to attend the Extraordinary General Meeting of Shareholders 2008 (“EGMS”) of the Company, to be held on:

Day/Date	:	Friday, 19 September 2008
Time	:	14:00 Western Indonesian Time
Venue	:	Aula Pangeran Kuningan Gedung Grha Citra Caraka, 1st Floor Jl. Gatot Subroto No.52 Jakarta 12710 — Indonesia
The EGMS will discuss and decide the following agenda:
1.	Filling the vacant position on the Board of Commissioners;

2.	Extension of the term of the Company’s Board of Commissioners, which members were elected in Extraordinary General Meeting of Shareholders dated 10 March 2004, until the closing of the Company’s Annual General Meeting of Shareholders in 2009.
Notes:
1.	This shall be deemed as shareholder invitation notice for the EGMS. The Board of Directors will not send separate invitations to the shareholders.

2.	Those who are eligible to attend the EGMS are the shareholders or their proxies whose names are registered in the Company’s Share Register at 16.00 hours Jakarta Time on 3 September 2008 or the registered owners of the security accounts in the depository of PT Kustodian Sentral Efek Indonesia at the close of trading on 3 September 2008.

3.	The shareholders or their proxies who will attend the EGMS are required to bring a copy of their Collective Share Certificates (CSC) and their official ID or other acceptable personal identification document to be presented and submitted to the EGMS Officer before entering the meeting room.
4.	a)	Shareholders who cannot attend the EGMS may be represented by their proxy who shall present a signed copy of the legal proxy letter in a form determined by the Board of Directors, provided that no members of the Board of Directors or the Board of Commissioners or employees of the Company may act as a proxy for any shareholders in the EGMS.

	b)	The form of the proxy letter is available at the addresses listed in point 5 below during our business hours.
5.	Materials for the EGMS are available for viewing during our business hours, starting from the date of this announcement, at:

PT TELKOM INDONESIA, Tbk Investor Relations Jl. Jend. Gatot Subroto No.52, 5th Floor Phone (021) 521-5109 Fax (021) 522-0500 Jakarta 12710	PT DATINDO ENTRYCOM Wisma Diners Club Annex Jl. Jend. Sudirman Kav.34-35 Phone (021) 570 9009 Fax (021) 570 9026-28 Jakarta 10220
If needed, materials for the EGMS can be obtained from Investor Relations by submitting a photocopy of Collective Shares Certificate and the personal identification at the address above.
6.	To ensure the EGMS is held in an orderly and timely manner, the shareholders or their proxies are kindly requested to be present thirty (30) minutes prior to the start of the EGMS.

Bandung, 4 September 2008 PT TELKOM INDONESIA Tbk. Board of Directors